UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioCorRx Inc.

File No. 000-54208 - CF#31077

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BioCorRx Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 5, 2014, as amended by Form 8-K/A filed on June 25, 2014.

Based on representations by BioCorRx Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through October 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

    Kevin M. O'Neill
    Deputy Secretary